SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCEPT OF THE MINUTES OF THE EIGHT HUNDRED AND NINETY-FIRST BOARD OF DIRECTORS’ MEETING

On July 15, 2019, at 2:00 p.m., the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Issuer”), located at Rua Costa Carvalho, nº 300, Pinheiros, in the city and state of São Paulo, listed below resolved, via e-mail, on the following agenda, at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the caput and paragraph six of article 13 of the Bylaws:

1.    Ratification of the result of the Bookbuilding Procedure of the 24th Debenture Issue. The matter was instructed based on Executive Board Resolution 0274/2019, of 7/12/2019, Internal Communication FI 034/2019, of 7/12/2019, and the PowerPoint presentation, all of which were filed in the electronic folder of this meeting. Pursuant to article 59, paragraph 1 of Law 6,404, of December 15, 1976, as amended, as per items XIX and XXII of article 14 of the Company’s Bylaws and the resolutions of the 890th Board of Directors’ Meeting of June 13, 2019 (“890th Board of Directors’ Meeting”), the Board members unanimously approved the ratification of the result of the Bookbuilding Procedure, held on July 12, 2019, under the twenty-fourth (24th) issue of simple, unsecured debentures not convertible into shares, in up to two (2) series, for public distribution, pursuant to Instruction 400 of the Brazilian Securities and Exchange Commission of December 29, 2003, as amended (“Debentures”, “Issue” and “Offering”, respectively), by means of which they defined: (i) the issue of First Series Debentures (as defined below); (ii) the number of Debentures allocated to each series of the Issue; (iii) the final rate of First Series Remuneration (as defined below) and Second Series Remuneration (as defined below); and (iv) the total value of the Offering; as follows:

1.    Number of Debentures: A total of four thousand (400,000) Debentures will be issued in two (2) series, of which: (i) one hundred thousand (100,000) First Series Debentures; and (ii) three hundred thousand (300,000) Second Series Debentures (as defined below); the number of Debentures allocated to each series was defined based on the Bookbuilding Procedure.

2.    Number of Series: The Issue will be carried out in two (2) series, whereby the first series and the number of Debentures allocated to each series of the Issue were defined based on the demand of Debentures, as calculated in the Bookbuilding Procedure and in accordance with the Issuer’s allocation interest, pursuant to the Indenture. The allocation of the Debentures among the Issue series was made using the communicating vessels system; the number of Debentures of any series was reduced from the total number of Debentures, thus limiting the number of Debentures allocated to the other series. The Debentures of the Offering distributed under the first series will be hereinafter called “First Series Debentures” and the Debentures of the Offering distributed under the second series will be hereinafter called “Second Series Debentures”.

3.       Remuneration of First Series Debentures: First Series Debentures will be entitled to remuneration (“First Series Remuneration”) corresponding to three point twenty percent (3.20%) p.a., based on a year of two hundred and fifty-two (252) business days. First Series Remuneration will be calculated on an exponential and cumulative basis, proportionally to the number of business days elapsed, based on the Updated Nominal Unit Value (as defined in the Indenture) of First Series Debentures, since the First Payment Date (as defined in the Indenture) of First Series Debentures or the last Payment Date of the Remuneration (as defined in the Indenture), as applicable, and paid at the end of each Yield Period (as defined in the Indenture). The calculation of First Series Remuneration will be based on the formula presented in the Indenture.

4.       Remuneration of Second Series Debentures: Second Series Debentures will be entitled to remuneration (“Second Series Remuneration”) corresponding to three point thirty-seven (3.37%) p.a., based on a year of two hundred and fifty-two (252) business days. Second Series Remuneration will be calculated on an exponential and cumulative basis, proportionally to the number of business days elapsed, based on the Updated Nominal Unit Value of Second Series Debentures, since the First Payment Date of Second Series Debentures or the last Payment Date of Remuneration, as applicable, and paid at the end of each Yield Period. The calculation of Second Series Remuneration will be based on the formula presented in the Indenture.

5.       Total Issue Amount: The total Issue amount is four hundred million reais (R$400,000,000.00) on the Issue Date (as defined in the Indenture).

The Board of Directors ratified all other terms and conditions related to the Issue, as approved on the resolutions of the 890th Board of Directors’ Meeting, and on the “Indenture of the 24th Issue of Simples, Unsecured Debentures Not Convertible into Shares, in up to Two Series, for Public Distribution, of Companhia de Saneamento Básico do Estado de São Paulo - SABESP”, signed on June 13, 2019 between the Company and Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda., which was duly recorded with the São Paulo State Commercial Registry on June 26, 2019, under number ED002946-4/000 (“Indenture”), as well as all the acts related to the Issue previously practiced by the Board of Executive Officers. The Board of Directors also ratified the authorization of the members of the Company’s Board of Executive Officers to negotiate and sign the amendment to the Indenture that will reflect the result of the Bookbuilding Procedure, as well as to practice all the other acts necessary for this purpose.

(...)

Minutes signed by the members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

This is a free translation of the excerpt of the minutes drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, July 15, 2019.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de S. Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.